SWITCH MARITIME LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

SWITCH MARITIME LLC

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

CONTENTS OF REPORT


PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

Independent Auditor's Report

To the Members of SWITCH MARITIME LLC

1209 Orange Street, Corporation Trust Center,

Wilmington, DE 19801

I have audited the accompanying financial statements of SWITCH MARITIME LLC, which comprise the Balance Sheet as of December 31, 2020 and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of SWITCH MARITIME LLC as of December 31, 2020 and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

US CPA Colorado

04/12/2021

SWITCH MARITIME LLC

BALANCE SHEET

AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

	As of 12/31/2020	As of 12/31/2019
Assets		
Current assets:		
Cash	$ 160	-
Total current assets	160	-
Total Assets	$ **160**	-
Liabilities & Members' Equity		
Liabilities		
Current liabilities:	-	-
Total current liabilities	-	-
Non-current Liabilities:	-	-
Total non-current liabilities	-	-
Total Liabilities	$ -	-
Equity		
Owners' Contributions	350	-
Net income (loss)	(190)	-
Total Equity:	160	-
Total Liabilities & Equity	$ **160**	-

The accompanying notes are an integral part of these financial statements.


SWITCH MARITIME LLC

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019


	12/31/2020	12/31/2019
Revenues:		
Sales	-	-
Total Revenues	-	-
Expenses:		
Bank Charges & Fees	190	-
Total Expenses	190	-
Net income (loss)	**(190)**	**-**


The accompanying notes are an integral part of these financial statements.


SWITCH MARITIME LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

	Shares	Amount	Contributions	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2018	-	-	-	-	-
Owners' Contributions	-	-	-	-	-
Net income (loss)	-	-	-	-	-
Ending Balance, December 31, 2019	-	-	-	-	-
Owners' Contributions	-	-	350	-	350
Net income (loss)	-	-	-	(190)	(190)
Ending Balance, December 31, 2020	-	-	**350**	(190)	**160**

The accompanying notes are an integral part of these financial statements.

SWITCH MARITIME LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		12/31/2020	12/31/2019
Cash flow From Operating Activities:			
Net loss	$	(190)	-
Net cash provided (used) by operating activities		(190)	-
Cash flow from Financing Activities			
Owners' Contributions		350	-
Net cash provided (used) by financing activities		350	-
Increase in Cash		160	-
Cash, beginning of year		-	-
Cash, end of year	$	160	-

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

SWITCH MARITIME LLC (the Company) is a Delaware Limited Liability Company formed on the 12th of March 2020. The Company is currently in the process of building zero-emissions vessels in North America. Additionally, as per Management, the Company plans to utilize funds to provide access to clean fueling infrastructure in ports within the United States.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations, financing, and operating history.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. As of December 31, 2019, and December 31, 2020, no revenues were recognized as the Company is currently in the pre-revenue stage.

Expense Recognition

The Company recognizes and records expenses for services, supplies, and other products as they are incurred.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses for the fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through April 13, 2021. There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.